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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)
BATTLE MOUNTAIN GOLD EXPLORATION CORP.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
07159T100

(CUSIP Number)
Tony Jensen
President and Chief Executive Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
(303) 573-1660
With copies to:
Bruce C. Kirchhoff, Esq.
Vice President and General Counsel
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
(303) 573-1660
Paul Hilton, Esq.
Hogan & Hartson L.L.P.
1200 Seventeenth Street, Suite 1500
Denver, Colorado 80202
(303) 899-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 4, 2007

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Exchange Act of 1343 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
(Page 1 of 6 Pages)

CUSIP No.	07159T100	13D	Page	2	of	6

1	NAMES OF REPORTING PERSONS Royal Gold, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 84-0835164

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0- shares[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		63,383,616 shares[1,2]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		41,259,424 shares[3]

WITH	10	SHARED DISPOSITIVE POWER

17,774,192 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,383,616 shares[1,2,3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

57.66%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Shares of common stock beneficially owned by Royal Gold are subject to voting restrictions pursuant to that certain Voting Limitation Agreement dated March 28, 2007. See “Item 4 — Purpose of Transaction” and “Item 5 — Interest in Securities of Issuer” of Amendment No. 2 of this Schedule 13D filed with the SEC on April 2, 2007 for more information.
2 Includes (1) 17,774,192 shares of common stock beneficially owned by Mark Kucher, which number includes 3,160,000, 1,000,000, 3,400,000 and 40,000 shares of common stock owned by Bug River Trading Corp., British Swiss Investment Corp., Warrior Resources Corp. and Mr. Kucher’s spouse, respectively, and which number also includes an option to purchase 800,000 shares of common stock at $0.40 per share that vested April 15, 2005 and warrants to purchase up to 2,512,096 shares of common stock at $0.31 per share, (2) 25,069,590 shares of common stock acquirable by Royal Gold upon conversion of the outstanding amounts as of September 4, 2007 under a bridge loan facility and (3) 4,350,000 shares of common stock subject to individual irrevocable proxies in favor of Royal Gold granted by Messrs. David Atkinson, Brian Labadie, Anthony Crews, Robert Connochie and Chris Herald with respect to 1,750,000, 800,000, 800,000, 500,000, and 500,000 shares of common stock, respectively. See the Schedule 13D being amended herewith and “Item 4— Purpose of the Transaction” below for more information.
3 Includes 25,069,590 shares acquirable by Royal Gold upon conversion of the outstanding amounts as of September 4, 2007 under a bridge loan facility. See the Schedule 13D being amended herewith below for more information.
4 Based on 80,437,414 shares of Common Stock issued and outstanding as of September 5, 2007, comprised of 76,350,620 shares of common stock outstanding as of July 27, 2007, based on information provided by Battle Mountain Gold Exploration Corp., and 4,086,794 shares acquired on September 5, 2007 upon conversion of the Debenture. See “Item 4— Purpose of the Transaction” below for more information.

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by Royal Gold, Inc. on March 15, 2007, as amended, with respect to common stock, par value $0.001 per share (the “Common Stock”) of Battle Mountain Gold Exploration Corp., a Nevada corporation (“Battle Mountain”). Capitalized terms used herein have the meaning given to them in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
     On September 4, 2007, Royal Gold issued 216,642 shares of its common stock and paid $2,242,082 in cash to IAMGOLD Corporation (“IAMGOLD”) and IAMGOLD’s subsidiary Repadre International Corporation (“Repadre”) in connection with Royal Gold’s exercise of its option to purchase from IAMGOLD its beneficially owned shares of Common Stock, as more fully described in Item 4 below.
Item 4. Purpose of the Transaction.
     On March 5, 2007, in connection with Royal Gold’s proposal to acquire 100% of the outstanding capital stock of Battle Mountain, Royal Gold and IAMGOLD entered into an option and support agreement (“IAMGOLD Option and Support Agreement”) giving Royal Gold the option to purchase from IAMGOLD its beneficially owned shares of Common Stock, including shares of Common Stock that IAMGOLD may acquire upon the conversion of a 6% convertible debenture of Battle Mountain Gold (Canada) Inc., a subsidiary of Battle Mountain (the “Debenture”). The outstanding principal and interest under the Debenture is convertible for shares of Common Stock at a conversion price of $0.50 per share, subject to adjustment as set forth in the Debenture. The IAMGOLD Option and Support Agreement is more fully described in the Schedule 13D being amended herewith.
     On September 4, 2007, pursuant to the IAMGOLD Option and Support Agreement, Royal Gold issued 216,642 shares of its common stock and paid $2,242,082 in cash to IAMGOLD and Repadre in connection with Royal Gold’s purchase of 12,102,940 shares of Common Stock from IAMGOLD and Repadre and the purchase of the Debenture, respectively. On September 5, 2007, Royal Gold exercised its option to convert all of the outstanding principal and accrued interest as of September 4, 2007 under the Debenture into Common Stock, for an aggregate of 4,086,794 shares of Common Stock.
Item 5. Interest in Securities of the Issuer.
     (a) Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, as a result of (i) the provisions of the option and support agreement entered into with Mark Kucher in connection with Royal Gold’s proposal to acquire 100% of the outstanding capital stock of Battle Mountain, as more fully described in the Schedule 13D being amended herewith, (ii) the conversion of the Debenture, (iii) the outstanding principal and accrued interest as of September 4, 2007 on Royal Gold’s convertible bridge loan to Battle Mountain, as more fully described in the Schedule 13D being amended herewith, (iv) the irrevocable proxies given to Royal Gold by Messrs. Atkinson, Crews, Connochie, Herald and Labadie as more fully described in the Schedule 13D being amended herewith and (v) Royal Gold’s direct ownership of Common Stock, Royal

Gold beneficially owns 63,383,616 shares of Common Stock or approximately 57.66% of the outstanding shares of Common Stock based on 80,437,414 shares of Common Stock issued and outstanding as of September 5, 2007, comprised of 76,350,620 shares of common stock outstanding as of July 27, 2007, based on information provided by Battle Mountain Gold Exploration Corp., and 4,086,794 shares acquired on September 5, 2007 upon conversion of the Debenture.
     (b) Royal Gold does not have the sole power to vote any of the Common Stock subject of this Schedule 13D due to the arrangements pursuant to the Voting Limitation Agreement as more fully described in the Schedule 13D being amended herewith and the irrevocable proxies given to Royal Gold to vote in favor of the Merger. Royal Gold has the sole power to dispose of 41,256,794 shares of Common Stock, including as a result of the convertible bridge loan to Battle Mountain and Royal Gold’s purchase of the Debenture as described above. Royal Gold has shared power to dispose of 17,774,192 shares of Common Stock subject to and as a result of the option and support agreement with Mr. Kucher. The persons with whom Royal Gold shares voting or dispositive power are set forth on Schedule A. During the last five years, to the knowledge of Royal Gold, no person named in Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 6, 2007

ROYAL GOLD, INC.
By:	/s/ Bruce C. Kirchhoff
	Name:	Bruce C. Kirchhoff
	Title:	Vice President and General Counsel

Schedule A
Persons with Whom Voting or Dispositive Power is Shared
     The name, occupation and business address of each person who shares voting or dispositive power with Royal Gold are set forth below. Messrs. Crews, Connochie and Herald are citizens of, and Battle Mountain is organized in, the United States of America. Messrs. Atkinson, Kucher and Labadie are citizens of Canada.

		Number of Shares	Number of Shares
		with respect to	with respect to
		which Voting Power	which Dispositive
Name and Position	Business Address	is Shared	Power is Shared
Mark Kucher	One East Liberty	17,774,192	17,774,192
Chairman, Chief	Street, 6th Floor,
Executive Officer,	Suite 9
Director	Reno, Nevada 89504
David Atkinson	One East Liberty	1,750,000	0
Chief Financial Officer	Street, 6th Floor,
	Suite 9
	Reno, Nevada 89504
Brian M. Labadie	One East Liberty	800,000	0
Director	Street, 6th Floor,
	Suite 9
	Reno, Nevada 89504
Anthony E.W. Crews	One East Liberty	800,000	0
Director	Street, 6th Floor,
	Suite 9
	Reno, Nevada 89504
Robert Connochie	One East Liberty	500,000	0
Director	Street, 6th Floor,
	Suite 9
	Reno, Nevada 89504
Christopher E. Herald	One East Liberty	500,000	0
Director	Street, 6th Floor,
	Suite 9
	Reno, Nevada 89504
Battle Mountain Gold	One East Liberty	63,383,616	0
Exploration Corporation	Street, 6th Floor,
	Suite 9
	Reno, Nevada 89504